Exhibit 8.1

Name of Significant Subsidiary	Country of Incorporation	Portion of Ownership Interest
Amalfi Shipping Company Limited	Marshall Islands	100%
Banksy Shipping Company Limited	Liberia	100%
Britto Shipping Company Limited	Liberia	100%
Hongbo Shipping Company Limited	Liberia	100%
Ilisos Shipping Company Limited	Marshall Islands	100%
Indiana R Shipping Company Limited	Liberia	100%
Japan I Shipping Company Limited	Liberia	100%
Japan II Shipping Company Limited	Liberia	100%
Japan III Shipping Company Limited	Liberia	100%
Jeke Shipping Company Limited	Liberia	100%
Lichtenstein Shipping Company Limited	Liberia	100%
Mytikas Shipping Company Limited	Marshall Islands	100%
TOP Tanker Management Inc.	Marshall Islands	100%
Top Tankers (U.K.) Limited	England and Wales	100%
Warhol Shipping Company Limited	Liberia	100%

SK 23116 0006 1186638 v2